UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-23783

MICROMUSE INC.

(Exact name of registrant as specified in its charter)

650 Townsend Street, Suite 475, San Francisco, California, 94103, (415) 568-9800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐

Approximate number of holders of record as of the certification of notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Micromuse Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MICROMUSE INC., a Delaware corporation (Registrant)

Date: February 14, 2006	By:	/s/ Nell O’Donnell
	Name:	Nell O’Donnell
	Title:	Senior Vice President and Secretary